C-Bond Systems, Inc.

6035 South Loop East

Houston, Texas 77033

June 27, 2023

FILING VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	C-Bond Systems, Inc.
Request for Withdrawal of
Registration Statement on Form S-1 (File No. 333-261472) filed on
December 3, 2021

Ladies and Gentlemen:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “Securities Act”), C-Bond Systems, Inc. (the “Company”), hereby requests the withdrawal of its Registration Statement on Form S-1 (“S-1”) (File No. 333-261472) (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) on December 3, 2021. The S-1 related to shares of common stock underlying certain convertible promissory notes held by selling securityholders. The S-1 has not been declared effective and no securities have been sold in reliance thereon. The Company does not intend to pursue the future filing or effectiveness of an S-1 related to the securities underlying the convertible promissory notes.

Please contact our counsel, Laura Anthony, Esq. of Anthony L.G., PLLC, at (561) 514-0936 if you have any questions.

Sincerely,

/s/ Scott R. Silverman
Scott R. Silverman
Chief Executive Officer

cc:	Laura Anthony, Esq./Anthony L.G., PLLC